SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Juniper Networks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 par value
(Title of Class of Securities)

28203R104
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Mitchell L. Gaynor
Vice President and General Counsel
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089-1206
(408) 745-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Katharine A. Martin, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$34,323,221.93	$1,053.72

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for amendment will be tendered pursuant to this offer. These options have an aggregate value of $34,323,221.93 as of March 8, 2007, calculated based on a modified Black-Scholes option pricing model.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party:   Not applicable.
Date filed:     Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐ third party tender offer subject to Rule 14d-1.
  ☑ issuer tender offer subject to Rule 13e-4.
  ☐ going-private transaction subject to Rule 13e-3.
  ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Juniper Networks, Inc., a Delaware corporation (“Juniper” or the “Company”), to amend certain options (the “Tainted Options”) granted under the Juniper Networks, Inc. Amended & Restated 1996 Stock Plan and the Juniper Networks, Inc. 2000 Nonstatutory Stock Option Plan (together, the “Juniper Stock Plans”): (i) that had original exercise prices per share that were less than the fair market value per share of the common stock underlying the option on the option’s grant date, as determined by Juniper for financial accounting purposes, (ii) if held by an Eligible Employee (as defined below) who is subject to taxation in the U.S. (“eligible U.S. employees”), the options were unvested, either in whole or in part, as of December 31, 2004, and (iii) that are outstanding as of the last date on which the Offer remains open for acceptance.

Eligible participants may elect to (i) amend all of their Tainted Options to increase the exercise price per share to the fair market value of a share of the common stock of Juniper Networks, Inc. on the option’s grant date, as determined by Juniper for financial accounting purposes, and (ii) receive a cash payment. The amount of the cash payment to eligible U.S. employees participating in the Offer will be, for each Tainted Option amended in the Offer, 105% of the difference between the new exercise price and the original exercise price per share (the “exercise price increase”), multiplied by the number of unexercised shares subject to the Tainted Option amended in the Offer (the “aggregate exercise price increase”). Eligible U.S. employees will receive cash payments on the first payroll date in 2008. Eligible Employees (as defined below) subject to taxation in Canada but not the U.S. (“eligible Canada employees”) who participate in the offer will receive a cash payment equal to 100% of the aggregate exercise price increase plus a cash payment equal to the aggregate exercise price increase divided by 70.13%, minus the aggregate exercise price increase (the “gross-up amount”), for each Tainted Option amended in the Offer. Eligible Canada employees will receive cash payments promptly following the date the tendered options are amended. All such payments will be subject to any applicable tax withholding. Cash payments will not be subject to any further vesting conditions and will be made without regard to whether the Tainted Option is vested and whether an eligible participant is an employee or other service provider of the Company at the time of payment.

The offer is being made pursuant to the terms and subject to the conditions set forth in: (i) the Offer to Amend the Exercise Price of Certain Options, dated March 12, 2007 (the “Offer to Amend”), (ii) the related e-mail from Mitchell Gaynor dated March 12, 2007, (iii) the Election Agreement Terms and Conditions and (iv) the intranet page containing the addendum/options history and accept/reject icons. These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents” and are attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(D), respectively. An “Eligible Employee” refers to each employee of Juniper or one of its subsidiaries who remains an employee on the last date on which the Offer remains open for acceptance and who is subject to taxation in the United States or Canada but who, as of the last date which the Offer remains open for acceptance, is not and never has been an officer or director of the Company as contemplated by Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Exchange Act. The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO.

Item 1.	Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Amend is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	Name and Address.

Juniper is the issuer of the securities subject to the Offer to Amend. The address of the Company’s principal executive office is 1194 North Mathilda Avenue, Sunnyvale, CA 94089, and the telephone number at that address is (408) 745-2000. The information set forth in the Offer to Amend in the section under the caption “The Offer” entitled “Information concerning the Company” is incorporated herein by reference.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to holders of certain outstanding options to purchase its common stock granted under any of the Juniper Networks, Inc. Amended & Restated 1996 Stock Plan and Juniper Networks, Inc. 2000 Nonstatutory Stock Option Plan (collectively, the “Juniper Stock Plans”), to amend certain of their outstanding options to purchase the Company’s common stock and receive a cash payment with respect to the Tainted Options as set forth in the Offer to Amend and upon the terms and subject to the conditions described in (i) the Offer to Amend attached hereto as Exhibit (a)(1)(A), (ii) the e-mail to all eligible employees from Mitchell Gaynor, dated March 12, 2007, attached hereto as Exhibit (a)(1)(B), (iii) the Election Agreement Terms and Conditions attached hereto as Exhibit (a)(1)(C) and (iv) the Addendum attached hereto as Exhibit (a)(1)(E).

As of February 28, 2007, there were options to purchase 4,311,353 shares of the Company’s common stock outstanding and eligible to participate in this Offer.

(c)	Trading Market and Price.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Price range of shares underlying the options” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Amend is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the sections entitled “Eligibility” (Section 1), “Number of options and amount of consideration; expiration date” (Section 2), “Procedures for electing to participate in this offer” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for amendment, issuance of cash payments, and amended options” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of amended options” (Section 9), “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material United States federal income tax consequences” (Section 14), “Extension of offer; termination; amendment” (Section 15), and “Guide to Tax Issues in Canada” (Schedule C) is incorporated herein by reference.

(b)	Purchases.

Our executive officers are not eligible to participate in this Offer. The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11), is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(a)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Source and amount of consideration; terms of amended options” (Section 9) and “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11), is incorporated herein by reference. See also (1) the form of stock option agreement under the Juniper Networks, Inc. Amended & Restated 1996 Stock Plan which is incorporated by reference to Exhibit 10.16 from the Company’s Form 10-Q filed with the SEC on

November 2, 2004, (2) the form of stock option agreement under the Juniper Networks, Inc. 2000 Nonstatutory Stock Option Plan which is incorporated by reference to Exhibit 10.6 from the Company’s Form 10-K filed with the SEC on March 4, 2005, (3) the Juniper Networks, Inc. Amended & Restated 1996 Stock Plan which is incorporated by reference to Exhibit 10.1 from the Company’s Form 8-K filed with the SEC on November 9, 2005 and (4) the Juniper Networks, Inc. 2000 Nonstatutory Stock Option Plan which is incorporated by reference to Exhibit 10.1 from the Company’s Form S-8 filed with the SEC on July 9, 2002.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Amend under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purpose of the offer” (Section 3) is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Acceptance of options for amendment, issuance of cash payments and amended options” (Section 6) and “Status of options amended by us in the offer; accounting consequences of the offer” (Section 12) is incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Amend under the caption “The Offer” in the sections entitled “Purpose of the offer” (Section 3) and “Information concerning the Company” (Section 10) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of amended options” (Section 9) is incorporated herein by reference.

(b)	Conditions.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Conditions of the offer” (Section 7) is incorporated herein by reference.

(d)	Borrowed Funds.

Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the options” (Section 11) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a)	Financial Information.

The financial information in our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 is incorporated herein by reference. The information set forth in Schedule B to the Offer to Amend and in the Offer to Amend under the caption “The Offer” in the sections entitled “Information concerning the Company” (Section 10), “Financial statements” (Section 18), and “Additional information” (Section 17) is incorporated herein by reference. Juniper Networks, Inc.’s Annual Report on Form 10-K and Quarterly Reports on 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Amend under the caption “The Offer” in the section entitled “Legal matters; regulatory approvals” (Section 13) is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated March 12, 2007
(a)(1)(B)	E-mail to all eligible employees from Mitchell Gaynor, dated March 12, 2007
(a)(1)(C)	Election agreement terms and conditions
(a)(1)(D)	Offer to amend website pages
(a)(1)(E)	Form of addendum/options history
(a)(1)(F)	Form of amendment(s) to stock option agreements and promise to make cash payment
(a)(1)(G)	Forms of confirmation e-mails
(a)(1)(H)	Forms of reminder e-mails to eligible employees
(a)(1)(I)(i)	Presentation materials for eligible U.S. employees
(a)(1)(I)(ii)	Presentation materials for eligible Canada employees
(a)(1)(J)(i)	Form of stock option agreement under the Juniper Networks, Inc. Amended & Restated 1996 Stock Plan (incorporated by reference to Exhibit 10.16 from the Company’s Form 10-Q filed with the SEC on November 2, 2004)
(a)(1)(J)(ii)	Form of stock option agreement under the Juniper Networks, Inc. 2000 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.6 from the Company’s Form 10-K filed with the SEC on March 4, 2005)
(a)(1)(J)(iii)	Juniper Networks, Inc. Amended & Restated 1996 Stock Plan (incorporated by reference to Exhibit 10.1 from the Company’s Form 8-K filed with the SEC on November 9, 2005)
(a)(1)(J)(iv)	Juniper Networks, Inc. 2000 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.1 from the Company’s Form S-8 filed with the SEC on July 9, 2002)
(b)	Not applicable

Exhibit Number	Description

(d)(1)	Not applicable
(g)	Not applicable
(h)	Not applicable

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Juniper Networks, Inc.

/s/  Mitchell L. Gaynor
Mitchell L. Gaynor
Vice President and General Counsel

Date: March 9, 2007

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Amend the Exercise Price of Certain Options, dated March 12, 2007
(a)(1)(B)	E-mail to all eligible employees from Mitchell Gaynor, dated March 12, 2007
(a)(1)(C)	Election agreement terms and conditions
(a)(1)(D)	Offer to amend website pages
(a)(1)(E)	Form of addendum/options history
(a)(1)(F)	Form of amendment(s) to stock option agreements and promise to make cash payment
(a)(1)(G)	Forms of confirmation e-mails
(a)(1)(H)	Forms of reminder e-mails to eligible employees
(a)(1)(I)(i)	Presentation materials for eligible U.S. employees
(a)(1)(I)(ii)	Presentation materials for eligible Canada employees
(a)(1)(J)(i)	Form of stock option agreement under the Juniper Networks, Inc. Amended & Restated 1996 Stock Plan (incorporated by reference to Exhibit 10.16 from the Company’s Form 10-Q filed with the SEC on November 2, 2004)
(a)(1)(J)(ii)	Form of stock option agreement under the Juniper Networks, Inc. 2000 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.6 from the Company’s Form 10-K filed with the SEC on March 4, 2005)
(a)(1)(J)(iii)	Juniper Networks, Inc. Amended & Restated 1996 Stock Plan (incorporated by reference to Exhibit 10.1 from the Company’s Form 8-K filed with the SEC on November 9, 2005)
(a)(1)(J)(iv)	Juniper Networks, Inc. 2000 Nonstatutory Stock Option Plan (incorporated by reference to Exhibit 10.1 from the Company’s Form S-8 filed with the SEC on July 9, 2002)
(b)	Not applicable
(d)(1)	Not applicable
(g)	Not applicable
(h)	Not applicable